082-05201

Gamesa

07025504

MARKET COMMUNICATION

UNAUDITED HALF YEAR RESULTS PRESENTATION 2007

Tuesday, July 31st, 2007 (10 am - Madrid time)

SUPPL

Gamesa Corporación Tecnológica S.A. communicates that its unaudited Half Year Results Analyst Presentation will take place next Tuesday, July 31st, at 10.00 am (Madrid time), in Gamesa´s offices located in Ramirez Arellano, 37 (Madrid).

Additionally, the event could be followed via web cast live service and the document will be available at the company's web site (www.gamesa.es) before the presentation.

A simultaneous translation service (Spanish/English) will be at the participants' disposal.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesacorp.com

Beatriz García + 34 94 431 76 11 bgovejero@gamesacorp.com

JLW 7/26